UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

SCANDIUM INTERNATIONAL MINING CORP.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

80600L109
(CUSIP Number)

Kimberley Anderson Dorsey & Whitney LLP 701 Fifth Avenue, Suite 6100 Seattle, Washington 98104 (206) 903-8803
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 23, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Scandium Investments LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☑
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
65,157,583

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
65,157,583

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
65,157,583

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.87%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Peter Evensen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☑
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canadian

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,961,176

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
3,961,176

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,961,176

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
<5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
R. Christian Evensen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☑
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canadian

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
400,000

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
400,000

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
400,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
<5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Item 1.  Security and Issuer.

Scandium International Mining Corp., common shares

Item 2.  Identity and Background.

a.	Name

i)   Scandium Investments LLC ("SIL")

ii)  Peter Evensen

iii) R. Christian Evensen

b.	Residence or Business Address

i)   c/o Shenassa & Company
     11620 Wilshire Blvd., Suite 460
     Los Angeles, CA 90025

ii)  c/o Scandium International Mining Corp.
     1430 Greg Street, Suite 501
     Sparks, NV 89431

iii) c/o Scandium International Mining Corp.
     1430 Greg Street, Suite 501
     Sparks, NV 89431

c.	Occupation

i)   Investment Company

ii)  Executive Management

iii) Investment Management

d.	Convictions

There were no criminal proceedings during the last five years in which any of the reporting persons were convicted.

e.	Civil Judgments

There were no civil proceedings during the last five years in which any of the reporting persons were a party and was or is subject to a judgment, decree or final order.

f.	Citizenship

i) Nevada

ii) and iii) United States

Item 3.  Source or Amount of Funds or Other Consideration.

PF

Item 4.  Purpose of Transaction.

State the purpose or purposes of the acquisition of securities of the issuer:

SIL purchased an additional 2,777,778 common shares of the Issuer in a private placement transaction on March 23, 2018. The reporting persons have no plans to acquire or dispose of shares of the Issuer and are aware of no corporate transactions or plans by the Issuer to sell or transfer assets, change the composition of the Issuer's board of directors, charter documents or capitalization, or to delist or terminate the Issuer's registration.

On January 19, 2018, the Issuer granted 500,000 common stock options to Peter Evensen and 400,000 common stock options to R. Christian Evensen. (Note: Prior to the 1/19/18 option grant, R. Christian Evensen did not have any beneficial ownership interest in the Issuer's common shares; the share ownership information reported on prior Schedule 13D was incorrect.)

Item 5.  Interest in Securities of the Issuer.

Ownership

Scandium Investments LLC – 65,157,583 common shares with shared voting and shared dispositive power
Peter Evensen – 3,961,176 common shares with sole voting and sole dispositive power
R. Christian Evensen – 400,000 common shares with sole voting and sole dispositive power

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Relationships with Respect to Securities of the Issuer

Peter Evensen and R. Christian Evensen are directors of the Issuer.

Describe any contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer:

Item 7.  Material to Be Filed as Exhibits.

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 30, 2018

SCANDIUM INVESTMENTS LLC

By:	/s/ Peter Evensen
Name: Peter Evensen
Title: Managing Member

/s/ Peter Evensen
Peter Evensen

/s/ R. Christian Evensen
R. Christian Evensen